November 22, 2024

Tian Gao
Vice President
Pony AI Inc.
1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town, Nansha District,
Guangzhou, People   s Republic of China, 511458

       Re: Pony AI Inc.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed November 20, 2024
           File No. 333-282700
Dear Tian Gao:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 19, 2024 letter.

Registration Statement on Form F-1 filed November 20, 2024
Risk Factors, page 30

1. We note that you have conducted transactions with Sinotrans, a non-controlling shareholder of your subsidiary Cyantron and you offered Virtual Driver operation services to Sinotrans in exchange for services fees of approximately US$21.2 million in 2022, US$22.5 million in 2023 and US$12.3 million in the six months ended
       June 30, 2024. Please add risk factor disclosure addressing the extent to which your revenue is derived from related party transactions as indicated in the table at the bottom of page 195. Additionally, discuss risks arising from your reliance on related party transactions to conduct ordinary business transactions and the impact such
 November 22, 2024
Page 2

       transactions and continuous service fees, such as through your partnership with Sinotrans, could have on the company's future business and operations.
"Our business is subject to substantial regulations and may be adversely affected by changes in automotive safety regulations...", page 37

2.     We note this risk factor focuses on part of    surveying and mapping
activities;
       however, your disclosure elsewhere suggests that these activities are outsourced to unrelated third parties. Please clarify how existing regulations affect your Company when these activities are outsourced. In addition, tell us the name of the company that provides you these services and why your agreement with this third party is not being filed as a material agreement.
Regulations
Regulations on Foreign Investment, page 162

3.     We note your response to prior comment 2, which indicates    that no
part of [the
       Company   s] business falls under any of the    encouraged, restricted
or prohibited
       categories. Your existing disclosure, however, highlights that foreign investment is classified under one of three categories but does not highlight which category. Please revise your disclosure on your cover page and under this section to make clear how foreign investment in your Company is regulated under the Special Administrative
       Measures (Negative List) for the Access of Foreign Investment (2024 Version) and
       the Catalogue of Encouraged Industries for Foreign Investment (2022 Version).
4. We note your disclosure in response to our previous comment 1 that "[N]one of the
       Company, its subsidiaries and its former VIEs engages in any mapping or surveying activities before or after the termination of the former VIE arrangements. Rather, the relevant subsidiaries and former VIEs (which subsequently became wholly-owned subsidiaries) have been procuring mapping and surveying data and services that support their driving algorithms and functions from multiple external PRC mapping data and surveying suppliers that hold the relevant mapping and surveying qualifications." However, we note recent articles that suggest that the Company has secured patents on certain technology used for mapping and surveying in connection with autonomous driving technology. For example, a March 2024 article from
       GlobalData indicates that your Company has been granted a patent for a system that uses processors and memory to identify and predict changes in entities on a map over time and the system updates the map based on predicted changes and navigates a vehicle accordingly. Please advise as to current state of your mapping and surveying activities.
Note 2. Summary of Significant Accounting Policies
(k) Revenue Recognition, page F-17

5. In regard to your "Virtual driver operation services" disclosures, please expand your revenue recognition policy to provide sufficient information regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers, consistent with the disclosure objective in ASC 606-10-50. In this regard, please disclose the following.
 November 22, 2024
Page 3

             Describe the material terms, obligations and conditions of the virtual driver operation services arrangements.
             Clarify who your customers are, and how you generate revenue (a) from the operation of the driverless taxi services and robot truck logistics services and
           (b) incur the associated cost of revenue and what these costs consist of. In connection with this, explain precisely what your performance obligations are for operating driverless taxi and robot truck logistics services and how you fulfill the performance obligations.
             Explain whether completion of the performance obligations of ride-hailing and logistics services occur at a point in time or over time, including the judgments, and changes in the judgments, made that significantly affect the determination of the amount and timing of your revenue, including explaining the judgments, and changes in the judgments, used in determining the timing of satisfaction of the performance obligations and the transaction price. Refer to ASC 606-10-50-17 to
           50-19.
             Disclose information about the methods, inputs, and assumptions used for determining the transaction price.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Crispino at 202-551-
3456 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Hi Le